CM 3/10

05036684

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47433

SEC MAIL PROCESSING SECTION RECEIVED FEB 18 2005 WASH, D.C. 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tejas Securities Group, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Via Fortuna, Suite 400
(No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Garber — 512-306-5262
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helin, Donovan, Trubee & Wilkinson, LLP
(Name – *if individual, state last, first, middle name*)

12301 Research Blvd., Bld IV, Ste. 180	**Austin**	**Texas**	**78759**
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 14 2005 THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John F. Garber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tejas Securities Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer
Title

Notary Public

NINA MIDDLEBROOK
Notary Public, State of Texas
My Commission Expires
June 01, 2006

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEJAS SECURITIES GROUP, INC.

Table of Contents

HDT&W

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Tejas Securities Group, Inc.:

We have audited the accompanying statement of financial condition of Tejas Securities Group, Inc. as of December 31, 2004, and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tejas Securities Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The statement of financial condition as of December 31, 2003, and the related statements of operations, stockholder's equity and cash flows for the year then ended were audited by other accountants and they expressed an unqualified opinion on them in their report dated January 30, 2004. They have not performed any auditing procedures on the financial statements since January 30, 2004.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
February 11, 2005

Helin, Donovan, Trubee & Wilkinson, LLP
12301 Research Boulevard Building IV Suite 180 Austin, TX 78759
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com

Russell Bedford

TEJAS SECURITIES GROUP, INC.

Statements of Financial Condition

December 31, 2004 and 2003

Assets		**2004**	**2003**
Cash and cash equivalents	$	1,886,686	548,890
Receivable from clearing organization		3,736,218	—
Receivables from employees		20,000	99,197
Securities owned:			
Corporate equity securities		6,675,176	5,009,455
Corporate and municipal debt securities		43,813	592,327
		6,718,989	5,601,782
Other investment		—	1,155,000
Property and equipment:			
Property and equipment		438,434	379,830
Accumulated depreciation		(283,911)	(206,626)
Net property and equipment		154,523	173,204
Deferred tax asset		1,072,627	62,611
Other assets		444,972	171,543
	$	14,034,015	7,812,227
Liabilities and Stockholder's Equity			
Accounts payable, accrued expenses and other liabilities	$	5,768,897	2,245,455
Securities sold, not yet purchased		90,838	221,279
Payable to clearing organization		—	742,334
Federal income taxes payable to parent company		878,479	542,839
Total liabilities		6,738,214	3,751,907
Commitments and contingencies			
Stockholder's equity:			
Preferred stock, no par value, convertible, 1,000,000 shares authorized; none issued and outstanding		—	—
Common stock, no par value, 10,000,000 shares authorized; 5,828,888 shares issued and 5,799,055 outstanding		2,295,674	2,295,674
Additional paid-in capital		1,328,161	866,161
Retained earnings		3,679,299	905,818
Treasury stock, at cost, 29,833 shares		(7,333)	(7,333)
Total stockholder's equity		7,295,801	4,060,320
	$	14,034,015	7,812,227

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Operations

For the Years Ended December 31, 2004 and 2003

		2004	2003
Revenue:			
Commissions from agency transactions	$	5,574,850	1,834,822
Commissions from principal transactions		15,370,913	27,425,651
Underwriting and investment banking income		18,339,975	72,799
Net dealer inventory and investment income (loss), net of trading interest expense of $38,776 and $112,348, respectively		2,572,592	(2,793,103)
Other income		304,343	41,754
Total revenue		42,162,673	26,581,923
Expenses:			
Commissions, employee compensation and benefits		23,042,350	19,026,049
Clearing and floor brokerage		652,037	589,913
Communications and occupancy		1,903,404	2,100,250
Professional fees		7,874,990	949,313
Interest		5,419	992
Other		3,299,992	2,086,066
Total expenses		36,778,192	24,752,583
Income before income tax expense (benefit)		5,384,481	1,829,340
Income tax expense (benefit):			
Federal:			
Current		2,869,241	696,492
Deferred		(874,626)	(17,811)
State:			
Current		424,164	75,645
Deferred		(135,391)	902
		2,283,388	755,228
Net income	$	3,101,093	1,074,112

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Stockholder's Equity

For the Years Ended December 31, 2004 and 2003

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2002	5,799,055	$ 2,295,674	866,161	817,659	(7,333)	3,972,161
Dividends to parent company	—	—	—	(985,953)	-	(985,953)
Net income	—	—	—	1,074,112	-	1,074,112
Balance at December 31, 2003	5,799,055	2,295,674	866,161	905,818	(7,333)	4,060,320
Contributed capital	—	—	462,000	-	-	462,000
Dividends to parent company	—	—	—	(327,612)	-	(327,612)
Net income	—	—	—	3,101,093	-	3,101,093
Balance at December 31, 2004	5,799,055	$ 2,295,674	1,328,161	3,679,299	(7,333)	7,295,801

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Cash Flows

For the Years Ended December 31, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net income	$	3,101,093	1,074,112
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred tax benefit		(1,010,016)	(16,909)
Depreciation and amortization expense		77,285	74,912
Loss on disposition of fixed assets		-	36,462
Non-cash compensation expense		5,005	-
Changes in operating assets and liabilities			
Receivable from/payable to clearing organization		(4,478,552)	(229,317)
Receivables from employees		74,192	(11,356)
Securities owned		(1,117,207)	383,523
Other assets		(273,429)	102,976
Other investment		1,155,000	95,000
Accounts payable, accrued expenses and other liabilities		3,553,184	(19,104)
Securities sold, not yet purchased		(130,441)	(763,931)
Federal income taxes payable to parent company		335,640	157,801
Net cash provided by operating activities		1,291,754	884,169
Cash flows from investing activities:			
Purchase of furniture and equipment		(58,604)	(56,239)
Net cash used in investing activities		(58,604)	(56,239)
Cash flows from financing activities:			
Dividends to parent company		(327,612)	(985,953)
Contributed capital		462,000	-
Payments on capital lease		(29,742)	(14,370)
Net cash provided by (used in) financing activities		104,646	(1,000,323)
Net increase (decrease) in cash and cash equivalents		1,337,796	(172,393)
Cash and cash equivalents at beginning of year		548,890	721,283
Cash and cash equivalents at end of year	$	1,886,686	548,890
Supplemental disclosures:			
Interest paid	$	5,419	992
Income taxes paid	$	1,142,171	571,121

Summary of non-cash transactions:
During 2003, the Corporation purchased fixed assets under capital lease with a value of $96,716.

During 2004, the Corporation forgave $5,005 of employee receivables, which has been recorded as compensation expense.

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(1) Organization and Basis of Presentation

Tejas Securities Group, Inc. (the "Corporation") is a wholly owned subsidiary of Tejas Incorporated, a Delaware corporation ("Tejas Inc."). The Corporation is primarily engaged in securities brokerage, investment banking and trading activities. The Corporation's headquarters are located in Austin, Texas. The Corporation is registered as a broker and dealer in securities with the National Association of Securities Dealers, Inc. and clears its transactions on a fully disclosed basis through National Financial Services.

The Corporation is authorized to issue 1,000,000 shares of convertible preferred stock. The convertible preferred shares may be issued from time to time and will have the designations, preferences, voting powers, relative, participating, optional or other special rights and privileges and the qualifications, limitations, and restrictions as determined by the Board of Directors.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

(b) Revenue Recognition

Agency commission revenue and related expense from customer security transactions is recorded on a trade date basis. Customer security transactions that are executed through the Corporation's proprietary trading account are recorded on a trade date basis as principal commission revenue. The related expense is also recorded on a trade date basis.

Net dealer inventory and investment income (loss) results from securities transactions entered into for the account of the Corporation. Net dealer inventory and investment income (loss) includes both realized and unrealized gains and losses, which are recorded on a trade date basis.

The Corporation does not carry or clear customer accounts and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission, and to perform all services customarily incident thereto.

(c) Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Corporation acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(2) Summary of Significant Accounting Policies (continued)

(c) Investment Banking (continued)

The Corporation periodically receives equity securities, including warrants and options, as part of its compensation for investment banking engagements. These securities are valued at the intrinsic value at the time the engagement is completed, and are included in investment banking revenues. The Corporation may distribute the equity securities to its employees or to Tejas Inc. either through compensation agreements or by sale or dividend to Tejas Inc., based upon the intrinsic value.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

(e) Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value and are classified as trading investments. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. The difference between cost and fair value has been included in net dealer inventory and investment income (loss). These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

(f) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives for equipment approximate those used for Federal income tax purposes and range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition and reported at the lower of the carrying amount or fair value less costs to sell, and would be no longer depreciated.

(2) Summary of Significant Accounting Policies (continued)

(g) Repurchase and Resale Agreements

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2004 and 2003.

(h) Federal Income Taxes

The results of operations for the Corporation are included in the consolidated federal income tax return of Tejas Inc. The Corporation is allocated its share of Tejas Inc.'s federal income tax accrual in accordance with an intercompany tax allocation policy which is based on a separate return method. Separate state tax returns are filed for the Corporation.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Recent Pronouncements

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities*, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined by the Interpretation. The Interpretation applies to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation had no effect on the financial statements.

(3) Net Capital Requirements

The Corporation, as a registered fully licensed broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Corporation is required to maintain a minimum "net capital" and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the minimum "net capital" requirement for the Corporation was $443,161. "Net capital" at December 31, 2004 aggregated $3,637,595. The Corporation's ratio of aggregate indebtedness to net capital was 1.83 to 1 at December 31, 2004.

(4) Rule 15c3-3

The Corporation is exempt from the Securities Exchange Commission Rule 15c3-3 under Subsection (K). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required. However, during 2001 and as a result of its examination process, the National Association of Securities Dealers, Inc. (NASD) raised certain issues related to the Corporation's exemptions under Rule 15c3-3. In October 2003, the NASD issued a Letter of Acceptance, Waiver and Consent (AWC) noting that the Corporation self-cleared a number of customer transactions, in apparent violation of Rule 15c3-3. The Corporation accepted the AWC and believes it is now in compliance with its exemption under Rule 15c3-3.

(5) Receivables From and Payables To Clearing Organization

At December 31, 2004 and 2003, the Corporation had net receivables from and payables to its clearing organization consisting of the following:

		2003	2003
Receivable:	$		
Receivable from clearing organization		3,608,888	—
Fees and commissions receivable		127,330	—
	$	3,736,218	—
Payable:			
Payable to clearing organization	$	—	742,334

(6) Receivables from Employees

The Corporation makes advances to certain employees in months when their commission payout does not meet a predetermined amount. As of December 31, 2003, approximately $23,000 had been advanced to employees under this agreement. These receivables are to be repaid through reductions of future commissions or bonuses. During 2004 and 2003, the Corporation forgave approximately $5,000 and $63,000, respectively, in receivables from employees. The amounts forgiven are included in employee compensation and benefits expense in the accompanying statements of operations.

(6) Receivables from Employees (continued)

In November 2003, the Corporation received a $60,000 note from an employee. The note does not bear interest and was due and payable on November 20, 2004. On November 20, 2004, the remaining balance of the note was extended until April 30, 2005. The balance of the note was $20,000 and $50,000 as of December 31, 2004 and 2003, respectively.

In April 2002, the Corporation received a $25,000 note from an employee. The note did not bear interest and was due and payable on April 12, 2003. On April 12, 2003, the note began to accrue interest at the lesser of 5.55% per annum or the maximum amount allowed by law, until paid. The balance of the note, plus accrued interest, was approximately $26,000 as of December 31, 2003. The remaining balance of the note, plus accrued interest, was repaid in August 2004.

Notes receivables and related party receivables are included in receivables from employees in the accompanying statements of financial condition.

(7) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2004 and 2003, securities owned and sold, not yet purchased consisted of the following:

		2004		2003	
		Owned	Sold, not yet purchased	Owned	Sold, not yet purchased
State and municipal obligations	$	20,000	59,490	289,613	50,806
US Government bonds		—	—	—	—
Corporate bonds and notes		23,813	24,750	302,714	—
Equity securities		6,675,176	6,598	5,009,455	170,473
	$	6,718,989	90,838	5,601,782	221,279

At December 31, 2004 and 2003, the unrealized gain (loss) associated with securities owned and securities sold, not yet purchased, was $(128,367) and $206,943, respectively.

Approximately 18% of the value of total assets as of December 31, 2004 related to a single equity security, which was sold subsequent to year end. Approximately 56% of the value of total assets as of December 31, 2003 related to a single equity security, which was sold subsequent to year end.

(8) Other Investment

In March 2002, Tejas Inc. entered into a term loan agreement with a bank to borrow $2,500,000 to satisfy its payable to the Corporation. The loan was originally due and payable on demand or by March 15, 2003 if no demand was made. As of March 15, 2003, Tejas Inc. extended the maturity date of the loan to March 15, 2004. The loan accrued interest at a rate of 5.50% per annum, and was to be paid on a monthly basis. As of December 31, 2003, the loan balance for Tejas Inc. was $1,150,000, which was collateralized with the certificate of deposit of the Corporation. The balance of the certificate of deposit as of December 31, 2003 is included as other investment in the accompanying statements of financial condition. The loan balance was repaid in February 2004, at which time the certificate of deposit was redeemed by the Corporation.

(9) Accrued Commissions and Bonuses

Accrued commissions and bonuses are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

As of December 31, 2004 and 2003, the Corporation has accrued approximately $2,620,000 and $1,357,000, respectively, in commissions and related payroll taxes payable.

The Corporation pays bonuses to its employees and officers at interim periods and year-end. Accrued bonuses as of December 31, 2004 and 2003 were $1,500,000 and $570,000, respectively. During 2004 and 2003, an officer of the Corporation received approximately $183,000 and $289,000, respectively, as part of his contractual compensation which was based on the Corporation's operating performance. Management of the Corporation reviews both contractual and discretionary bonus amounts, with discretionary bonus amounts approved by the Compensation Committee of Tejas Inc.

(10) Income Taxes

Income tax expense for the years ended December 31, 2004 and 2003 differs from the amount computed by applying the U.S. Federal income tax rate of 34 percent to income before income tax expense (benefit) as a result of the following:

		2004	2003
Computed "expected" expense	$	1,830,724	621,976
Meals and entertainment		80,875	60,634
State income tax, net of federal benefit		288,772	76,547
Other		83,017	(3,929)
	$	2,283,388	755,228

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows:

		2004	2003
Deferred tax assets:			
Capital loss carryforwards	$	63,257	63,257
Accrued compensation		904,943	—
Other accrued expenses		106,387	30,147
Other		46,942	25,720
Gross deferred tax assets		1,121,529	119,124
Valuation allowance		(48,902)	(48,902)
Net deferred tax assets		1,072,627	70,222
Deferred tax liabilities:			
Property and equipment		—	(7,611)
Total gross deferred tax liability		—	(7,611)
Net deferred tax asset	$	1,072,627	62,611

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Corporation will realize the benefits of these deductible differences net of the existing valuation allowances. For the year ended December 31, 2004 the Corporation did not recognize a change in valuation allowance for capital loss carryforwards. At December 31, 2004 the Corporation had capital loss carryforwards of approximately $144,000. The capital loss carryforwards will expire in 2005.

(11) Profit Sharing Plan

In January 1997, the Corporation instituted a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees who are over 21 years old to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Corporation are discretionary. During 2004 and 2003 the Corporation contributed approximately $219,000 and $167,000, respectively, to the employee profit sharing plan.

(12) Off Statement of Financial Condition Risk

The Corporation is responsible to its clearing organization for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Corporation is exposed to off statement of financial condition risk in the event a customer cannot fulfill its commitment and the clearing organization must purchase or sell a financial instrument at prevailing market prices. The Corporation and its clearing organization seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Corporation is exposed should National Financial Services, the Corporation's clearing organization, be unable to fulfill its obligations for securities transactions. At December 31, 2004, the Company has an unsecured receivable from the clearing organization.

The Corporation deposits its cash with financial institutions. Periodically such balances exceed applicable FDIC insurance limits. As of December 31, 2004 and 2003, the Corporation had balances of $1,686,154 and $310,608 in excess of FDIC insurance limits.

(13) Lease Commitments

The Corporation leases its office facilities and certain office equipment under operating and capital leases. The future minimum payments due under these leases as of December 31, 2004 are as follows:

	Operating	Capital
2005	$ 1,654,000	34,000
2006	1,087,000	20,000
2007	273,000	—
2008	74,000	—
2009	25,000	—
Minimum Commitments	$ 3,113,000	54,000
Less Imputed Interest		(2,000)
Net Present Value of Capital Lease Obligations		52,000

(13) Lease Commitments (continued)

Office equipment, under capital leases, with a recorded cost of $96,716, net of depreciation of $55,534 as of December 31, 2004, collateralizes the above capital lease obligations and is included in the statements of financial condition under the caption of "Property and Equipment." Depreciation expense for assets under capital lease was $32,239 and $23,295 in 2004 and 2003, respectively.

Rent expense amounted to approximately $1,504,000 and $1,537,000 for the years ended December 31, 2004 and 2003, respectively. Rent expense is reported net of sublease revenue which is disclosed below.

In January 2005, the Corporation subleased its Houston, Texas office space. Under the terms of the sublease agreement, the future minimum payments to be received are approximately $48,000 in 2005 and $32,000 in 2006.

In June 2003, the Corporation subleased a portion of its Austin, Texas headquarters, furniture and equipment effective June 15, 2003 through February 2008. Under the terms of the sublease agreement, the future minimum payments to be received are approximately $106,000 in 2005 and 2006, and approximately $18,000 in 2007. During 2004 and 2003, the Corporation received approximately $92,000 and $35,000, respectively, in relation to this sublease agreement.

In December 2000, the Corporation subleased a portion of its Austin, Texas headquarters, furniture and equipment effective January 1, 2001 through March 2003. The Corporation received approximately $182,000 during 2003 in relation to these sublease agreements.

In September 2002, the Corporation subleased its Atlanta, Georgia office space. Under the terms of the sublease agreement, the future minimum payments to be received are approximately $63,000 in 2005. The Corporation received approximately $91,000 and $83,000 during 2004 and 2003, respectively, in relation to this sublease agreement.

(14) Related Party Transactions

The Corporation provides and receives funding to or from Tejas Inc. for operating purposes. During 2004, the Corporation declared dividends to Tejas Inc. in the amount of $327,612 for routine operating expenses. Beginning in August 2004, the Corporation began to provide monthly funding to Tejas Inc. under a management agreement. Under the terms of the agreement, the Corporation pays Tejas Inc. a fee of $100,000 per month. As of December 31, 2004 the Corporation had paid $500,000 under the agreement, which is included in other expenses in the accompanying statements of operations. In July 2004, the Corporation received $462,000 in additional paid in capital from Tejas Inc.

(14) Related Party Transactions (continued)

On October 15, 2004, the Corporation entered into a purchase agreement with a member of Tejas Inc.'s board of directors, and a broker-dealer controlled by that director, whereby the director and his company would purchase the assets and operations of the Corporation's New Jersey branch office by December 31, 2004 for nominal consideration. As part of the agreement with the director, his company entered into a sublease agreement for the New Jersey office space for the remaining lease term. The sublease agreement will take effect upon the closing of the purchase agreement. The director exercised an option to extend the closing date to June 30, 2005 in exchange for consideration of $10,000 payable to the Corporation. Additionally, the Corporation entered into a

memorandum of understanding whereby the Corporation would maintain a trading account on behalf of the director's company, and the net profits from the trading account would be paid to the director's company. As of December 31, 2004, the Corporation had paid the director's company approximately $50,000, which represented the net profit on the trading account.

The employees, officers and management of the Corporation may maintain personal accounts with the Corporation. When the Corporation executes securities transactions on behalf of its employees, officers and management, those transactions are executed at current market prices, plus execution costs. All officers of the Corporation, one of which is a majority owner of Tejas Inc., routinely conduct such transactions for their own accounts, and management of the Corporation deems the transactions to be arms length transactions. The majority owner of Tejas Inc. also makes many of the proprietary trading decisions for the Corporation, including securities transactions between that individual and the Corporation.

(15) Commitments and Contingencies

The Corporation is involved in various claims and legal actions that have arisen in the ordinary course of business. It is management's opinion that liabilities, if any, arising from these actions will not have a significant adverse effect on the financial condition or results of operations of the Corporation.

TEJAS SECURITIES GROUP, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net capital:		
Total stockholders' equity	$	7,295,801
Less:		
Nonallowable assets:		
Property and equipment, net		154,523
Receivable from employees		20,000
Deferred tax asset		1,072,627
Other assets		444,972
		1,692,122
Net capital before haircuts on securities		5,603,679
Haircuts on securities, including undue concentration		1,966,084
Net capital	$	3,637,595
Aggregate indebtedness:		
Total liabilities	$	6,738,214
Less:		
Securities sold, not yet purchased		(90,838)
Aggregate indebtedness	$	6,647,376
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$	443,161
Net capital in excess of minimum requirement	$	3,194,434
Ratio of aggregate indebtedness to net capital	$	1.83

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2004 as reported by Tejas Securities Group, Inc. on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying independent auditors' report.

HDT&W

Certified Public Accountants

Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of
Tejas Securities Group, Inc.:

In planning and performing our audit of the financial statements and schedules of Tejas Securities Group, Inc. (the "Corporation") (a wholly owned subsidiary of Tejas Inc.) as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Helin, Donovan, Trubee & Wilkinson, LLP
12301 Research Boulevard Building IV Suite 180 Austin, TX 78759
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com

Russell Bedford

HDT&W

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

February 11, 2005